UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

BIG THREE RESTAURANTS, INC.	333-169145
(Full Name of Registrant)	(Commission File Number)

X	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form N-SAR	Form N-CSR

For Period Ended:		May 31, 2012

[___] Transition Report on Form 10-K
[___] Transition Report on Form 20-F
[___] Transition Report on Form 11-K
[___] Transition Report on Form 10-Q
[___] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Big Three Restaurants, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	9085 Charles E. Limpus Road
City, State and Zip Code	Orlando, Florida 32836

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject a report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The registrant is unable to file the report on Form 10-K for the fiscal year ended May 31, 2012 for the following reasons:

The registrant has been unable to pay the fees of its independent accountant for the purpose of beginning an audit of its 2012 financial statements.  The registrant is seeking funding which will be used in part to pay audit fees.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

John V. Whitman, Jr.	516	375-6649
(Name)	(Area Code)	(Telephone Number)

 (2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                 [  X  ] Yes   [___] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [  X  ] Yes   [___] No

The registrant acquired two businesses effective September 2, 2011, as reflected in its reports on Form 8-K related thereto and its reports on Form 10-Q for the second and third quarters.  The acquisitions are expected to result in an increase in revenues of $1,883,142, an increase in expenses of $2,077,218 and a decrease in net profit of $194,076 (unaudited).  The registrant sold its pasta sauce and salsa business on May 8, 2012, as reflected in its report on Form 8-K related thereto.  The sale is expected to be reflected as a gain on discontinued operations of $195,723 (unaudited).

Big Three Restaurants, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 29, 2012	By: /s/ John V. Whitman, Jr.
John V. Whitman, Jr.
Chief Executive Officer